UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: April 15, 2011

	By:	/s/ Alexander Izosimov
	Name:	Alexander Izosimov
	Title:	Chief Executive Officer

VIMPELCOM COMPLETES COMBINATION WITH WIND TELECOM

- Establishes world’s sixth largest mobile telecommunications provider with an enhanced platform for global growth -

Amsterdam and New York (April 15, 2011) – VimpelCom Ltd. (“VimpelCom” or the “Company”) and WIND TELECOM S.p.A., (“Wind Telecom”), leading international providers of telecommunications services, are pleased to announce the closing of the transaction (“Transaction”) that combines the two entities to create a new global telecom group.

As a result of the Transaction, VimpelCom owns, through Wind Telecom, 51.7% of Orascom Telecom Holding S.A.E. (“Orascom Telecom”) and 100% of WIND Telecomunicazioni S.p.A. (“Wind Italy”). The combination of VimpelCom and Wind Telecom creates the world’s sixth largest mobile telecommunications provider by number of subscribers with operations in 20 countries. Total mobile subscriber base reached 181 million as of December 31, 2010.

On March 17, 2011, VimpelCom shareholders approved the issuance of VimpelCom common shares and convertible preferred shares, paving the way for the establishment of a global diversified platform. Former shareholders of Wind Telecom received 325,639,827 newly-issued VimpelCom common shares, 305,000,000 newly-issued VimpelCom convertible preferred shares, US$1,495 million in cash and shall receive certain assets to be demerged from the Wind Telecom group and transferred back to Weather Investments II S.à.r.l. (“Weather II”), as further described below.

Jo Lunder, Chairman of VimpelCom, commented:

“This landmark transaction is a significant step forward for VimpelCom. It establishes the growth platform that the Supervisory Board has strongly supported, allowing us to become a truly global player with a strong presence across Europe, Asia and Africa. At the same time, the enlarged VimpelCom remains committed to delivering enhanced shareholder value in 2011 and beyond, which is critical to the success of a leading global company.”

Naguib Sawiris, Chairman of Wind Telecom, commented:

“We share a common global vision with our new partners at VimpelCom. The prospects for our new, enlarged and diversified telecoms platform are exciting and a reflection of our high quality assets across each of the geographies where we operate. Moreover, I am confident that our minority shareholders in Orascom Telecom will benefit from the synergies created from the combination of the two entities and by the overall strengthening of the Orascom Telecom balance sheet. ”

Alexander Izosimov, Chief Executive Officer of VimpelCom, added:

“The closing of this large and complex transaction opens the door for new and exciting growth opportunities, positioning the Company to capitalize on strong growth in emerging markets, industry consolidation, and the rapid development of mobile data. VimpelCom has already commenced integration initiatives and we are focused on realizing synergies, particularly in the area of procurement, and capitalizing on the Company’s strengthened leadership, scale and market expertise. Furthermore, we look forward to delivering on our commitment to strengthening our financial position through rapid debt paydown and to driving sustained growth in our business.”

Organizational Structure and Key Appointments for the Combined Company

Following the completion of the Transaction, VimpelCom Ltd.’s Supervisory Board approved the Company’s new corporate structure and key appointments. The new structure is designed to support the successful development of VimpelCom’s enlarged commercial and geographic footprint, while maintaining a lean corporate and management function.

The Company’s corporate headquarters are in Amsterdam with centralized corporate functions, including corporate finance, tax, accounting & control, treasury, legal, regulatory affairs, human resources, public relations, investor relations, M&A, commercial operations and technological strategy/procurement function.

VimpelCom management is led by Alexander Izosimov, Chief Executive Officer. Members of senior management reporting directly to Mr. Izosimov include:

•	President and Chief Operating Officer, Khaled Bichara

•	Chief Financial Officer, Henk van Dalen

•	Group General Counsel, Jeff McGhie

•	Group Human Resources Director, Anja Uitdehaag; and

•	Group Regulatory Affairs Director, still to be appointed

Mr. Bichara, former Group Chief Executive Officer of Wind Telecom, has been appointed to the newly created position of President and Chief Operating Officer, with responsibility for the Company’s Business Units, as well as for the newly formed Commercial and Technology functions. These functions, which will be led by a Chief Technology Officer and a Chief Commercial Officer, will be focused on executing the Company’s synergy roadmap and achieving the targets for technology procurement and commercial development, respectively.

There will be five key Business Units in the new corporate structure:

•	Europe and North America (including Italy and Canada)

•	Russia

•	Ukraine

•	CIS

•	Africa and Asia (including Orascom and South East Asia)

Financing and Reporting

The US$1.495 billion cash consideration for the Transaction was financed from existing cash balances and new debt facilities.

The Company continues to utilize ring fenced financing structures at Wind Italy. Part of Orascom Telecom’s debt at the holding company level is being refinanced via an inter-company loan from VimpelCom. All of Orascom Telecom’s subsidiary debt remains in place.

Management plans to consolidate financial results of Wind Telecom effective April 15th, 2011.

Orascom Telecom Spin-off and Wind Italy Spin-off

Wind Telecom’s interests in the assets to be demerged principally comprise Orascom Telecom’s investments in Egypt and North Korea and Wind Italy’s Wind International Services S.p.A. subsidiary and certain other less significant assets. The demergers are contemplated to take place shortly after the closing of the Transaction.

Algeria

Orascom Telecom Algeria (OTA) remains a strategically important asset for VimpelCom. Therefore, the Company is interested in exploring with the Algerian Government a resolution which would allow VimpelCom to retain OTA following completion of the Transaction. In the event that such a resolution is not possible within a reasonable time frame, VimpelCom has an option, which can be exercised at any time within six months from the closing of the Transaction, to enter into a value sharing arrangement with Weather II with respect to Orascom Telecom’s shareholding in OTA, which in particular provides significant downside protection for VimpelCom in Algeria.

Arbitration Regarding Pre-Emptive Rights of Telenor

The arbitration proceeding, commenced by Telenor against VimpelCom Ltd. and Altimo Holdings & Investments Ltd. under the VimpelCom Shareholders Agreement is ongoing. At the moment, there is no additional information to provide in this regard. VimpelCom will, as previously confirmed, comply with any arbitration outcome.

About VimpelCom

VimpelCom is one of the world’s largest groups of integrated telecommunications services operators offering a wide range of wireless, fixed, and broadband services in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Vietnam, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Namibia, Central African Republic, Italy and has an indirect equity shareholding in Globalive Wireless Canada (“Wind Mobile”). VimpelCom’s operations around the globe cover a territory with a total population of approximately 843 million people. The Company provides services under the "Beeline", "Kyivstar", "djuice", “Wind”, "Infostrada" “Mobilink”, “Leo”, “Banglalink”, “Telecel”, and “Djezzy” brands. As of December 31, 2010 VimpelCom had 181 million mobile subscribers. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: www.vimpelcom.com.

Cautionary statement regarding forward-looking statements

This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Any statement in this announcement that expresses or implies VimpelCom’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, risks related to the expected benefits may not materialize as expected; that VimpelCom’s business or Wind Telecom’s business may not perform as expected due to uncertainty; that the Company is unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the Transaction; and other risks and uncertainties that are beyond the parties’ control. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. Certain other risks that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VimpelCom’s proxy statement furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K on February 15, 2011, VimpelCom’s registration statement on Form F-4 filed with the SEC, OJSC VimpelCom’s public filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2009, and other public filings made by the VimpelCom with the SEC, which risk factors are incorporated herein by reference. The forward-looking statements contained in this announcement are made as of the date hereof, and VimpelCom expressly disclaim any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.

For more information please contact:

Questions regarding Investor Relations:

Alexey Subbotin VimpelCom Investor_Relations@vimpelcom.com Tel: +31 (0)20 79 77 200 (Amsterdam) Tel: +7 495 974 58 88 (Moscow) www.vimpelcom.com	Stefano Songini WIND TELECOM S.p.a. ir@mail.wind.it Tel: +39 06 83 11 30 99

Questions regarding Media and Public Relations:

For VimpelCom Ltd: Elena Prokhorova VimpelCom eeprokhorova@beeline.ru Tel: +7 495 725 07 08	For WIND TELECOM S.p.A.: Twister Group Maria Elena Caporaletti mcaporaletti@twistergroup.it Tel: +39 0243 81 14604 Andrea Monzani amonzani@twistergroup.it Tel : +39 0243 81 14208

For all other questions, please contact our communications advisor Financial Dynamics:

UK: +44 (0) 20 7269 7180

US:  +1 (212) 850 5723